Exhibit 99.1
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. - EARNINGS RELEASE 2023 & 4Q23
RESPONSE SEGMENT
HIGHLIGHTS

BRL million	4Q23	4Q22	Chg.	3Q23	Chg.	2023*	2022	Chg.
GROSS REVENUE	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
DEDUCTIONS	(51.2)	(35.5)	44.2%	(61.5)	-16.7%	(191.9)	(128.4)	49.5%
NET REVENUE	740.5	632.3	17.1%	641.1	15.5%	2,590.0	1,684.9	53.7%
GROSS PROFIT	197.1	178.1	10.7%	192.2	2.5%	692.5	475.3	45.7%
GROSS MARGIN	26.6%	28.2%	-1.5 p.p.	30.0%	-3.4 p.p.	26.7%	28.2%	-1.5 p.p.
* 2023 EBITDA and EBITDA margin adjusted to exclude extraordinary expenses and non-cash from NYSE listing.
GROSS REVENUE

RESPONSE
COMPOSITION OF GROSS REVENUE R$ million	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
GROSS REVENUE	281.5	350.4	363.3	431.8	667.8	627.1	660.4	702.6	791.7
Brazil	77.1	112.5	122.8	159.4	202.5	208.7	244.5	270.9	317.6
International	204.4	237.9	240.6	272.4	465.3	418.4	415.9	431.8	474.1
Latam (ex Brazil)	50.1	57.9	58.7	44.1	50.3	55.8	54.3	61.7	51.7
Europe	48.1	47.8	50.5	51.8	64.7	56.1	46.0	42.8	42.6
North America	106.2	132.2	131.3	176.5	350.3	306.5	315.5	327.3	379.8

Our operations had revenue variations as expected. Gross revenue reached R$792 million in 4Q23, 18.6% higher than 4Q22 and up by 12.7% compared to 3Q23.

BRAZIL

COMPOSITION OF GROSS REVENUE R$ million	4Q23	4Q22	Chg. 4Q23 x4Q22	3Q23	Chg. 4Q23 X3Q23	2023	2022	Chg. 2023 x 2022
RESPONSE
GROSS REVENUES	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
Brazil	317.6	202.5	56.8%	270.9	17.3%	1,041.7	597.2	74.4%
Subscriptions Brazil	41.3	37.0	11.6%	40.3	2.4%	159.4	140.3	13.6%
Services Brazil	276.4	165.5	67.0%	230.5	19.9%	882.4	456.8	93.2%

Attended Services		4Q22	1Q23	2Q23	3Q23	4Q23	Chg. 4Q23 x4Q22
Brazil	Gross Revenue (BRL Million)	165.5	170.5	204.9	230.5	247.3	49.4%
	Number of Services Provided	2,594	2,727	3,075	3,237	3,644	40.5%
	Average Ticket (BRL Thousand)	63.8	62.5	66.6	71.2	67.9	6.4%
•Gross Revenue in Brazil grew in all comparisons, driven by the provision of emergency response services, especially rail, and by growth in environmental response.
•In Brazil, the opening of medical services via the acquisition of SMR - now “Ambipar Response Medical” - within the emergency response division, boosted subscription services1.
LATAM

COMPOSITION OF GROSS REVENUE R$ million	4Q23	4Q22	Chg. 4Q23 x4Q22	3Q23	Chg. 4Q23 X3Q23	2023	2022	Chg. 2023 x 2022
RESPONSE
GROSS REVENUES	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
International	474.1	465.3	1.9%	431.8	9.8%	1,740.2	1,216.1	43.1%
Latam (ex-Brazil)	51.7	50.3	2.8%	61.7	-16.1%	223.5	211.0	5.9%
Subscriptions Latam	36.3	35.5	2.0%	35.8	1.2%	142.8	135.7	5.2%
Services Latam	15.5	14.8	4.6%	25.8	-40.1%	80.8	75.3	7.2%
1 Represented by three entities in ITR grade 7 (SMR, SSMR and SSR)

Attended Services		4Q22	1Q23	2Q23	3Q23	4Q23	Chg. 4Q23 x4Q22
Latam (Ex Brazil)	Gross Revenue (BRL Million)	14.8	19.7	19.7	25.8	15.5	4.6%
	Number of Services Served	104	95	90	102	89	-14.4%
	Average Ticket (BRL Thousand)	142.3	207.6	219.4	253.4	173.8	22.2%
•Latam gross revenue had a negative exchange rate impact between 3Q23 vs. 4Q23, due to the appreciation of the Real by 3.4% against the Chilean Peso. Revenue in local currency decreased by 13% due to the smaller number of services provided.
•Lower volume of emergencies in Chile was partially offset by an increase in revenue from training and services carried out in Peru. The lower volume of emergencies also contributes to a reduction in the average ticket.
EUROPE

COMPOSITION OF GROSS REVENUE R$ million	4Q23	4Q22	Chg. 4Q23 x4Q22	3Q23	Chg. 4Q23 X3Q23	2023	2022	Chg. 2023 x 2022
RESPONSE
GROSS REVENUES	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
International	474.1	465.3	1.9%	431.8	9.8%	1,740.2	1,216.1	43.1%
Europe	42.6	64.7	-34.1%	42.8	-0.5%	187.6	214.8	-12.7%
Subscriptions Europe	4.3	4.7	-7.5%	4.3	0.2%	18.1	15.8	14.3%
Services Europe	38.3	60.0	-36.2%	38.5	-0.6%	169.5	199.0	-14.8%

Attended Services		4Q22	1Q23	2Q23	3Q23	4Q23	Chg. 4Q23 x4Q22
Europe	Gross Revenue (BRL Million)	60.0	51.3	41.5	38.5	38.3	-36.2%
	Number of Services Served	5,974	5,947	5,798	5,854	5,998	0.4%
	Average Ticket (BRL Thousand)	10.0	8.6	7.2	6.6	6.4	-36.5%
•In the annual variation 4Q23 vs 4Q22, the drop in revenue is due to the major maritime emergency in oil spills in the Strait of Gibraltar.

NORTH AMERICA

COMPOSITION OF GROSS REVENUE R$ million	4Q23	4Q22	Chg. 4Q23 x4Q22	3Q23	Chg. 4Q23 X3Q23	2023	2022	Chg. 2023 x 2022
RESPONSE
GROSS REVENUES	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
International	474.1	465.3	1.9%	431.8	9.8%	1,740.2	1,216.1	43.1%
North America	379.8	350.3	8.4%	327.3	16.0%	1,329.0	790.3	68.2%

Attended Services		4Q22	1Q23	2Q23	3Q23	4Q23	Chg. 4Q23 x4Q22
North America	Gross Revenue (BRL Million)	350.3	306.5	315.5	327.3	379.8	8.4%
	Number of Services Served	3,117	3,228	3,660	3,751	4,754	52.5%
	Average Ticket (BRL Thousand)	112.4	95.0	86.2	87.2	79.9	-28.9%
•North American operations continue their growth trajectory in industrial and emergency services, with emphasis on performance in the USA. Our emergency response division responded to onshore oil spills with an impact on water bodies, and we grew in port and industrial services. The resilience consultancy division presented superior performance compared to 3Q23.
•In Canada, the merger of industrial services companies with a larger competitor (Bulldog) contributed to creating scale, higher number of services attended and increasing bases in the region.
NET REVENUE

R$ million	4Q23	4Q22	Chg.	3Q23	Chg.	2023	2022	Chg.
Gross Revenues	791.7	667.8	18.6%	702.6	12.7%	2,781.9	1,813.3	53.4%
Deductions	(51.2)	(35.5)	44.2%	(61.5)	-16.7%	(191.9)	(128.4)	49.5%
Net Revenues	740.5	632.3	17.1%	641.1	15.5%	2,590.0	1,684.9	53.7%
% Deductions / Gross Revenues	(6.5%)	(5.3%)	-1.1 p.p.	(8.8%)	2.3 p.p.	(6.9%)	(7.1%)	0.2 p.p.
•The variation in net revenue accompanied the evolution of gross revenue by geography, and the revenue deductions for each region. There was no significant change in the tax structure of each market, with higher deductions in the Brazilian market than in the international market.

COST OF PRODUCTS/SERVICES (CASH)

RESPONSE
COST OF SERVICES R$ million	4Q23	4Q22	Chg.	3Q23	Chg.	2023	2022	Chg.
Personnel	300.0	271.5	10.5%	260.0	15.4%	1,051.1	647.4	62.4%
Third parties	123.4	69.0	78.7%	102.7	20.1%	407.1	210.5	93.4%
Maintenance	27.3	27.8	-1.8%	22.7	20.5%	94.5	58.0	62.9%
Travel	12.2	17.2	-29.2%	19.7	-38.1%	68.2	33.2	105.5%
Freight	0.4	13.4	-97.0%	1.2	-66.7%	3.9	17.0	-77.4%
Rentals	0.2	8.6	-97.5%	(21.2)	N.M.	1.5	31.0	-95.3%
Fuel	18.0	7.5	141.0%	16.1	11.3%	59.5	58.1	2.3%
Materials	11.5	5.2	119.5%	4.6	151.6%	29.1	22.4	30.2%
Telecommunications	4.1	4.2	-2.2%	3.7	11.5%	14.4	6.4	122.8%
Marketing	4.6	4.1	13.4%	4.6	0.2%	17.6	10.8	63.4%
Taxes	6.1	(1.3)	N.M.	1.1	479.8%	22.2	20.2	10.0%
Others	35.6	27.0	32.0%	33.6	5.9%	128.4	94.5	35.8%
TOTAL	543.4	454.2	19.6%	448.8	21.1%	1,897.5	1,209.6	56.9%

RESPONSE
COST OF SERVICES R$ million	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Net Revenue	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1	740.5
Personnel	96.4	118.0	120.2	137.7	271.5	237.6	253.4	260.0	300.0
Third parties	27.7	46.8	49.5	45.1	69.0	88.8	92.2	102.7	123.4
Maintenance	6.2	6.6	8.1	15.5	27.8	19.8	24.7	22.7	27.3
Travel	4.3	4.6	4.6	6.7	17.2	17.2	19.2	19.7	12.2
Freight	0.9	1.1	1.2	1.3	13.4	1.5	0.8	1.2	0.4
Rentals	7.1	9.6	9.5	3.3	8.6	10.7	11.7	-21.2	0.2
Fuel	9.0	12.2	18.7	19.8	7.5	12.6	12.8	16.1	18.0
Materials	3.5	3.3	3.5	10.4	5.2	7.9	5.2	4.6	11.5
Telecommunications	0.7	0.7	0.6	1.0	4.2	3.7	2.9	3.7	4.1
Marketing	1.5	0.5	0.7	5.5	4.1	3.1	5.3	4.6	4.6
Taxes	3.7	9.3	6.2	5.9	-1.3	10.8	4.2	1.1	6.1
Others	14.4	16.3	20.8	30.5	27.0	37.3	21.9	33.6	35.6
Total	175.3	229.0	243.6	282.8	454.2	451.0	454.1	448.8	543.4

Percentage of Net Revenue

RESPONSE
COST OF SERVICES R$ million	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
Net Revenue	255.6	321.9	332.6	398.1	632.3	596.3	612.1	641.1	740.5
Personnel	37.7%	36.7%	36.1%	34.6%	42.9%	39.9%	41.4%	40.6%	40.5%
Third parties	10.9%	14.5%	14.9%	11.3%	10.9%	14.9%	15.1%	16.0%	16.7%
Maintenance	2.4%	2.1%	2.4%	3.9%	4.4%	3.3%	4.0%	3.5%	3.7%
Travel	1.7%	1.4%	1.4%	1.7%	2.7%	2.9%	3.1%	3.1%	1.6%
Freight	0.3%	0.4%	0.3%	0.3%	2.1%	0.2%	0.1%	0.2%	0.1%
Rentals	2.8%	3.0%	2.9%	0.8%	1.4%	1.8%	1.9%	-3.3%	0.0%
Fuel	3.5%	3.8%	5.6%	5.0%	1.2%	2.1%	2.1%	2.5%	2.4%
Materials	1.4%	1.0%	1.1%	2.6%	0.8%	1.3%	0.8%	0.7%	1.5%
Telecommunications	0.3%	0.2%	0.2%	0.3%	0.7%	0.6%	0.5%	0.6%	0.6%
Marketing	0.6%	0.2%	0.2%	1.4%	0.6%	0.5%	0.9%	0.7%	0.6%
Taxes	1.4%	2.9%	1.9%	1.5%	-0.2%	1.8%	0.7%	0.2%	0.8%
Others	5.6%	5.1%	6.2%	7.7%	4.3%	6.3%	3.6%	5.2%	4.8%
Total	68.6%	71.1%	73.2%	71.0%	71.8%	75.6%	74.2%	70.0%	73.4%
Gross Margin	31.4%	28.9%	26.8%	29.0%	28.2%	24.4%	25.8%	30.0%	26.6%
There were no highlights in the composition of costs in this quarter. The largest cost components – Personnel, Third Parties, Maintenance, Fuel and Travel – represented more than 85% of total costs.
CAPEX RESPONSE
In 4Q23, addition of Fixed Assets was R$78.9 million. In Response, we invested in North America mainly in equipment for fighting silo fires, and in Brazil we acquired equipment to support the expansion of the operation, mainly for aerial services and hydrovacuum trucks.

Additions to Fixed Assets R$million	4Q23	4Q22	Chg. 4Q23 x4Q22	3Q23	Chg. 4Q23 x 3Q23	2023	2022	Chg. 2023 x 2022
(+) Response	78.9	72.5	8.7%	75.6	4.3%	265.4	233.3	13.8%
(+) Brazil	37.7	37.9	-0.4%	45.4	-16.9%	138.6	149.0	-7.0%
(+) LATAM (ex-Brazil)	0.4	4.0	-89.4%	15.8	-97.3%	37.1	6.7	451.4%
(+) Europe	0.2	2.1	-89.8%	1.4	-84.4%	5.3	8.2	-35.8%
(+) North America	40.5	28.5	41.9%	13.1	209.8%	84.5	69.4	21.7%

Additions to Fixed Assets R$million	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23
(+) Response	12.9	64.8	26.1	69.9	72.5	69.0	41.9	75.6	78.9
(+) Brazil	7.1	49.9	8.9	52.3	37.9	43.8	11.6	45.4	37.7
(+) LATAM (ex-Brazil)	2.1	0.0	1.9	0.7	4.0	1.1	19.8	15.8	0.4
(+) Europe	2.8	3.2	0.5	2.4	2.1	1.8	1.8	1.4	0.2
(+) North America	0.9	11.8	14.7	14.4	28.5	22.2	8.7	13.1	40.5

	4Q23		2023
Expansion and Maintenance Capex	Capex (R$Million)	% Group Revenue	Capex (R$Million)	% Group Revenue
Service Expansion	51.7	3.8%	279.1	5.7%
RESPONSE	23.2	1.7%	125.1	2.6%
Response Brazil	3.7	0.3%	59.5	1.2%
Response Latam (Ex. Brazil)	0.0	0.0%	34.3	0.7%
Response Europe	0.0	0.0%	0.3	0.0%
Response North America	19.5	1.5%	31.0	0.6%
Service Maintenance	112.6	8.4%	320.9	6.6%
RESPONSE	55.7	4.1%	140.4	2.9%
Response Brazil	34.1	2.5%	79.2	1.6%
Response Latam (Ex. Brazil)	0.4	0.0%	2.8	0.1%
Response Europe	0.2	0.0%	5.0	0.1%
Response North America	21.0	1.6%	53.5	1.1%